Guardion Health Sciences, Inc.

15150 Avenue of Science, Suite 200

 San Diego, California 92128

July 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-1
Filed July 3, 2019
File No. 333-232544

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Guardion Health Sciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Friday, July 12, 2019, or as soon thereafter as possible. In connection with this request, the Company hereby acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Guardion Health Sciences, Inc.

By:	/s/ Michael Favish
Name:	Michael Favish
Title:	Chief Executive Officer

cc:	David Sunkin
Sheppard Mullin, Richter & Hampton LLP